August 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Beverly Singleton

Re:  Restaurant Brands International Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 1, 2018

File No. 001-36786

Dear Ms. Singleton:

On behalf of Restaurant Brands International, Inc. (the “Company”), set forth below are the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 9, 2018 with respect to the above referenced Annual Report on Form 10-K (the “2017 Form 10-K”) and Quarterly Report on Form 10-Q (the “Q2 2018 Form 10-Q”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

Form 10-K for the Fiscal Year Ended December 31, 2017

Selected Financial Data

Operating Metrics, page 25

1.  Reference is to the table presentation of your operating metrics. As you did not acquire Popeyes Louisiana Kitchen, Inc. (“PLK”) until March 27, 2017, please further clarify in the paragraph that immediately precedes the table that PLK operational data for periods prior to the acquisition date are derived from historical data of PLK obtained from previous owners. Thus disclose for the fiscal year 2017 operating metrics of system-wide sales growth, comparable sales and net restaurant growth, as it pertains to Popeyes, such metrics are calculated using the historical information of prior owners, and may not necessarily reflect actual data had Popeyes been included in your results for all periods shown.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company plans to revise its disclosure on page 25 of the 2017 Form 10-K, as indicated below, in accordance with the Staff’s request in future filings with the Commission.

“The following table presents our operating metrics for each of the periods indicated. The operating metrics for 2017, 2016 and 2015 have been derived from our internal records. The system-wide sales growth, system-wide sales, comparable sales and net restaurant growth presented for Popeyes are calculated using the historical information from Popeyes when it was under previous ownership for periods prior to the acquisition date of March 27, 2017. Consequently, these metrics for Popeyes may not necessarily reflect actual data as if Popeyes had been included in our results for the full year in 2017, 2016 or 2015. We evaluate our restaurants and assess our business based on these operating metrics. These metrics may differ from those used by other companies in our industry who may define these metrics differently.”

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BERLIN¬

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL¥

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TOKYO¤

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

¬  OPERATES AS
GREENBERG TRAURIG GERMANY, LLP

*  OPERATES AS A
SEPARATE UK REGISTERED LEGAL ENTITY

+  OPERATES AS
GREENBERG TRAURIG, S.C.

** STRATEGIC ALLIANCE

¥ OPERATES AS
GREENBERG TRAURIG LLP

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477	FOREIGN LEGAL CONSULTANT OFFICE ^ A BRANCH OF GREENBERG TRAURIG, P.A., FLORIDA, USA ¤ OPERATES AS GT TOKYO HORITSU JIMUSHO ~ OPERATES AS GREENBERG TRAURIG GRZESIAK SP.K.

August 17, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Condensed Consolidated Financial Statements

Note 4. Revenue Recognition, page 11

2.

We note your disclosure regarding three performance obligations under your franchise agreements. It appears that you have concluded that these items are not distinct and therefore are not separate performance obligations given your conclusion that they are highly interrelated. Please revise your disclosure to clarify your conclusions. Reference 606-10-25-22.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company plans to modify the disclosure on page 11 of the Q2 2018 Form 10-Q as indicated below, in accordance with the Staff’s request in future filings with the Commission.

“Franchise revenues consist primarily of royalties, advertising fund contributions, initial and renewal franchise fees and upfront fees from development agreements and master franchise and development agreements (“MFDAs”). ~~Our performance obligations~~ Under ~~under~~ franchise agreements, ~~consist of~~ we provide franchisees with (a) a franchise license, which includes ~~including~~ a license to use our intellectual property ~~one of our brands~~ and, in those markets where our subsidiaries manage an advertising fund, advertising and promotion management, (b) pre-opening services, such as training and inspections, and (c) ongoing services, such as development of training materials and menu items and restaurant monitoring and inspections. The ~~These performance obligations~~ services we provide are highly interrelated and dependent upon the franchise license and ~~so~~ we concluded the services do not represent ~~do not consider them to be~~ individually distinct performance obligations. Consequently, we bundle the franchise license performance obligation and promises to provide services ~~and therefore account for them under ASC 606 as~~ into a single performance obligation under ASC 606, which we satisfy ~~is satisfied~~ by providing a right to use our intellectual property over the term of each franchise agreement.”

3.

We note from your disclosures on page 12 that you have identified the grant of subfranchising rights under your MFDAs as a distinct performance obligation for which you recognize upfront fees from the master franchisee over the MFDA term on a straight-line basis. Please describe for us in greater detail the nature of the sub-franchising rights under your MFDA agreements and your consideration of the criteria outlined in ASC 606-10-25-19 to 22 in determining such rights are separate performance obligations from the franchise license.

Response:

The Company respectfully acknowledges the Staff’s comment.

Each of the Company’s master franchise and development agreement (“MFDA”) arrangements grants an exclusive license with respect to one of the Company’s brands to a master franchisee to enter into franchise agreements with third-party subfranchisees within a specified territory subject to the terms in the MFDA and obligates the master franchisee to provide pre-opening and ongoing services to each of its subfranchisees. An MFDA does not provide the rights to a master franchisee or subfranchisee to operate a specific restaurant, as each restaurant, whether operated by the master franchisee or a subfranchisee, requires a separate franchise agreement. The upfront fee paid by a master franchisee, as described in Note 4 to the Company’s consolidated financial statements included in the Q2 2018 Form 10-Q, is a separate fee from franchise fees paid pursuant to the terms of each franchise agreement upon a restaurant opening.

Greenberg Traurig,  P.A.  ●  ATTORNEYS AT LAW  ●  WWW.GTLAW.COM

August 17, 2018

To the extent that a master franchisee and subfranchisee enter into a franchise agreement, such agreement will grant the subfranchisee a right to use the brand licensed by the master franchisee. In exchange, the master franchisee is paid fees by the subfranchisee, based on the terms of the franchise agreement between the master franchisee and subfranchisee.

The Company considered whether or not the MFDA license requires bundling with other goods or services to identify a distinct performance obligation based on the criteria provided in ASC 606-10-25-19 to 22. ASC 606-10-25-19 states that a good or service that is promised to a customer is distinct if both (a) the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Since an MFDA grants an exclusive right to a master franchisee to enter into franchise agreements with subfranchisees over the entire term of the MFDA, the Company concluded the MFDA transfers a separately identifiable license of symbolic intellectual property to the master franchisee, who can use and benefit from the license that has been transferred. A master franchisee may open an unlimited number of restaurants over the term of the MFDA, subject to compliance with the terms of the MFDA, and therefore may benefit from the exclusivity on its own. As such, the Company concluded that the license of this symbolic intellectual property is distinct and upfront fees paid by a master franchisee should be recognized over the term of the MFDA.

Notwithstanding the conclusion above that the license of symbolic intellectual property under an MFDA is distinct, the Company interprets the guidance in ASC 606-10-25-19 to 22 to be specific to a good or service that is promised to a single customer and does not provide for the combination of contracts or bundling of performance obligations for contracts between different unrelated parties. Therefore, the Company concluded its performance obligation to a master franchisee in an MFDA is inherently distinct from the performance obligation of the master franchisee to a subfranchisee in a franchise agreement.

4.

We note your statement on page 64 of your Form 10-K for the fiscal year ended December 31, 2017 that the cost recovery accounting method is used to recognize revenue for the franchises for which collectability is not reasonably assured. Please tell us how you have considered collectability in evaluating contract criteria and determining your transaction price. Reference ASC 606-10-25-1 and 606-10-32-3.

Response:

The Company respectfully acknowledges the Staff’s comment.

The Company notes the statement on page 64 of the 2017 Form 10-K refers to infrequent circumstances that may arise at some point during a franchise agreement term rather than at the inception of the franchise agreement. The Company considers it probable that it will collect all consideration due under its contracts with customers and do not have contracts with customers which have been excluded from the scope of ASC 606 based on the guidance in ASC 606-10-25-1. Consequently the Company removed references to such circumstances from its disclosures in Note 4 to the Company’s consolidated financial statements included in the Q2 2018 Form 10-Q.

*****

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8255 or email at macculloughk@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Matthew Dunnigan, Chief Financial Officer

Jill Granat, General Counsel & Secretary

Greenberg Traurig,  P.A.  ●  ATTORNEYS AT LAW  ●  WWW.GTLAW.COM